EN2GO INTERNATIONAL, INC.
2921 w. Olive Avenue
Burbank, CA 91505
Tel: (818) 433-7191

March 3, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Jennifer Thompson

Re:	EN2GO International, Inc. Form 10-K for the Year Ended August 31, 2008 Filed December 15, 2008 Form 10-Q for the fiscal quarter ended November 30, 2008 Filed January 20, 2009 File No. 0-50480

Dear Ms. Thompson:

We have received your letter dated February 23, 2009.  We have provided our response to the comments raised below as follows:

Form 10-K for the Fiscal Year Ended August 31, 2008

Financial Statements

1.
We have reviewed your response to comment one in our letter dated February 9, 2009 and note that you have not yet issued the shares of common stock to Mr. Wozniak and thus have not accounted for this agreement in the Company’s books.  We have the following additional comments:

•
Please explain to us in more detail the terms of the agreement with Mr. Wozniak, including whether it was written or oral, whether he can demand the shares at any time, and whether there were any conditions such as a service or performance condition before the shares must be issued.

RESPONSE:

Our prior response to comment no. 1 in your letter dated February 9, 2009 was partially incorrect in that the shares to be issued to Mr. Wozniak have been recorded as compensation expense in our annual report on Form 10-K for the year ended August 31, 2008.  We entered into an Engagement Agreement with Mr. Wozniak dated January 9, 2008 whereby we engaged Mr. Wozniak to act as strategic advisor to our company for an indefinite term as a member of our board of directors. In consideration for Mr. Wozniak’s services, we agreed to issue him 1,000,000 shares of our common stock.

Between January and August 2008, we were in discussions with Mr. Wozniak regarding the tax consequences of such an issuance of shares to him and because this issue was not resolved until July 2008, we did not account for the compensation expense or issue the shares to Mr. Wozniak during that period.  Any issuance of our shares required the approval of our board of directors and because the tax issue had not been resolved, our board did not authorize the issuance of such shares during such period.  Upon resolution of the tax issues in July 2008, we accounted for, and recorded the compensation expense in our annual report on Form 10-K for the fiscal year ended August 31, 2008.  However, we inadvertently failed to issue the shares to Mr. Wozniak at that time.  We have since issued the shares to Mr. Wozniak.

•	If the agreement is written, please provide us with a copy of the agreement.

RESPONSE:

We have faxed you a copy of the Engagement Agreement with Mr. Wozniak.

•
Please explain to us in detail how you considered the guidance in SFAS 123R when determining the accounting for this stock agreement, including the guidance in paragraphs A76 and A77 of SFAS 123R.  Your response should clearly explain at what point you will record compensation expense for this arrangement and how that accounting complies with SFAS 123R or any other applicable accounting literature.

RESPONSE:

As stated above, our response to comment no. 1 in your letter dated February 9, 2009 was partially incorrect.  We recorded the compensation expense in the fourth quarter of fiscal year ended August 31, 2008.  We recorded as expense the fair value of equity-based compensation, including stock options and warrants, over the applicable vesting period.  Per SFAS A76, Mr. Wozniak was granted such shares for his services as a board member and as such will be treated as an employee grant.

Regarding the application of SFAS 123R A77, we believed at the time that there was uncertainty as to key terms and conditions.  Between January and August 2008, we were in discussions with Mr. Wozniak regarding the tax consequences of such an issuance of shares to him and because this issue was not resolved until July 2008, we did not account for the compensation expense or issue the shares to Mr. Wozniak during that period.  Any issuance of our shares required approval by our board of directors and because the tax issue referred to above had not been resolved, our board did not authorize the issuance of such shares during such period.  Upon resolution of the tax issues in July 2008, we accounted for, and recorded the compensation expense in our annual report on Form 10-K for the fiscal year ended August 31, 2008.

In furtherance, the Company would like to acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

EN2GO INTERNATIONAL, INC.

/s/ PAUL FISHKIN
Paul Fishkin
Principal Executive Officer

ENGAGEMENT AGREEMENT
BETWEEN  EN2GO  INTERNATIONAL,  INC.  AND STEPHAN GARY WOZNIAK

This ENGAGEMENT AGREEMENT BETWEEN EN2G0 INTERNATIONAL, INC. AND STEPHAN GARY WOZNIAK (this "Agreement"), signed on the dates set forth below to be effective as of January 9, 2008 (the "Effective Date"), is entered into by and between En2Go International, Inc., a Nevada corporation having its principal place of business in California (the "Company"), and Stephan Gary Wozniak, a resident of the State of California ("Woz"). The Company and Woz are referred to collectively herein as the "Parties."

In consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.           Engagement. The Company hereby engages Woz as a strategic advisor for the Company.  Woz hereby accepts such engagement and agrees to perform those duties that are mutually agreed upon from time to time. The general nature of those duties are described in the Job Description attached hereto as Appendix A.

2.           Term of Engagement. The term of Woz's engagement shall commence on the Effective Date and, unless terminated earlier pursuant to the provisions of this Agreement, shall continue indefinitely. The term of this Agreement as provided in this Section 3 is referred to herein as the "Term."

3.	Compensation.

(a)           Salary. Woz shall not receive a salary from the Company, nor shall Woz be an employee of the Company; rather Woz shall receive compensation in the form of 1,000,000 shares of common stock in the Company. Woz shall be responsible for any and all taxes associated with any remuneration he shall receive from the Company, including all taxes associated with the grant of the stock.

(b)           Reimbursements. Woz shall be reimbursed by the Company for expenses incurred for his work with the Company.

(c)           Equipment.  The Company may provide equipment to Woz to enhance Woz's ability to perform the services contemplated herein.

4.           Termination of Agreement. Either party may terminate this Agreement with 120 days notice.

5.           Miscellaneous.

(a)           All payments made to or for the benefit of Woz under this Agreement shall not be subject to withholdings for federal, state and local taxes, FICA, and other withholdings required by applicable law. Woz will be personally responsible for any and all employment related taxes.

(b)           For purposes of this Agreement, notices, approvals and other communications provided for herein shall he in writing and shall be deemed to have been duly given when delivered in person, by facsimile transmission, by express courier, or by first class United States Mail, postage prepaid, return receipt requested. Notices to the Company shall be sent to the attention of Tolga Katas and/or Paul Fishkin or as shall be provided in writing to Woz from time to time in accordance with this section. Notices to Woz shall be addressed to Woz's most recent address as set forth in the personnel records of the Company. Notices shall be effective upon receipt. Either party shall be entitled to change the address at which notice is to be given by providing notice to the other party of such change in the manner provided herein.

(c)           This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior agreements, whether written or oral.

(d)   This Agreement may not be assigned by Woz, but the Company may assign any or all of its rights under this Agreement to any affiliate or subsidiary company of the Company, so long as the Company remains liable for the performance by that affiliate or subsidiary of the payment obligations of the Company hereunder. Except as provided in the preceding sentences of this Section, this Agreement shall be binding upon, and inure to the benefit of, the parties and their respective personal representatives, successors and assigns.

(e)           No provision of this Agreement shall be altered, amended, revoked or waived except by an instrument in writing signed by the Party sought to be charged with such amendment, revocation or waiver.

(f)            No waiver of any provision of this Agreement shall be valid unless it is in writing and signed by the party against whom it is charged.

(g)           The invalidity or unenforceability of any provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed as if such invalid or unenforceable provision were omitted.

(h)    This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement on the dates set forth below, to be effective as of the Effective Date.

EN2G0 INTERNATIONAL, INC., a Nevada corporation

By: ________________________________

Paul E. Fishkin
Chairman
Date: _____________________________

Tolga Katas
Founder

___________________________________

Stephan Gary Wozniak

___________________________________

Date:_______________________________

APPENDIX A

JOB DESCRIPTION

EN2G0 INTERNATIONAL STRATEGIC ADVISOR

Woz shall provide strategic input and advice in the areas of technical, marketing, business operations, business planning, and other high end advice and services. Woz shall also facilitate introductions with strategic investors, partners and the like.